Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2), 13.51(2)(r) and 13.51B(2), of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 16 March 2015, PetroChina Company Limited (the “Company”) was informed by China National Petroleum Corporation, the controlling shareholder of the Company, that Mr. Liao Yongyuan, Vice Chairman and non-executive Director of the Company, is currently under investigation by the competent authorities for suspected severe violation of relevant discipline and laws.

Based on information available to the Board of Directors, the Company is in normal production and operation. The Company will disclose the relevant information in a timely manner in accordance with regulatory requirements.

By order of the Board
PetroChina Company Limited
Chairman
Zhou Jiping

Beijing, the PRC

16 March 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.